

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Timothy Armes
Chief Executive Officer
4Less Group, Inc.
106 W. Mayflower
Las Vegas, Nevada 89030

> **Re: 4Less Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 20, 2020**
> **File No. 000-55089**

Dear Mr. Armes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Your disclosure suggests that this information statement relates to an amendment to your governing documents to decrease the company's authorized share capital to 1,000,000,000 shares. However, your most recently filed governing documents indicate that you only have 350,000,000 shares currently authorized. Please revise to clarify whether your amendment increases or decreases the authorized share capital and ensure consistency with your governing documents. To the extent you are decreasing your authorized common stock, please tell us how this enables you to raise funds for purposes such as equity financings, and to issue shares upon the exercise of convertible securities, as you disclose on page 5. As a related matter, we were unable to locate Exhibit A with the text of the amendment. Please include such exhibit in your amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Timothy Armes
4Less Group, Inc.
April 27, 2020
Page 2

action by the staff.

You may contact Jennifer Lopez at 202-551-3792, or Erin Jaskot at 202-551-3442, with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services